Nxt-ID, Inc.

285 North Drive

Suite D

Melbourne, FL 32904

September 21, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nxt-ID, Inc.
Withdrawal of Registration Statement on Form S-1, Filed on May 9, 2016
File No. 333-211223

Ladies and Gentlemen:

On May 9, 2016, Nxt-ID, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (File No. 333-211223), together with all exhibits and amendments thereto (the “Registration Statement”), for the resale of up to 12,562,500 shares of the Company’s common stock. The shares of common stock were issued by the Company in a private transaction on December 31, 2015. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Registration Statement be withdrawn effective as of the date hereof. The Registration Statement has not been declared effective by the Commission and none of the Company’s securities has been sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C. via email at ded@robinsonbrog.com or via facsimile at (212) 956-2164. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney, David E. Danovitch, Esq., at (212) 603-6391. Thank you for your assistance.

Very truly yours,

/s/ Gino M. Pereira
Gino M. Pereira
Chief Executive Officer